Valneva SE
(the “Company”)

2024-2027 Free Share Plan

Terms and Conditions

1.Background and purpose of the plan

On December 20, 2023, the General Meeting of Valneva SE’s shareholders decided under its 23rd resolution to grant the Company’s Board of Directors (the “Board”) all powers necessary to decide the granting and issuance of free ordinary shares (“FS”) for the benefit of corporate officers or employees of the Company or its subsidiaries.

In accordance with the powers and authorizations granted by the shareholders' meeting of December 20, 2023, the Board has decided to grant FS to the CEO (Directeur Général), the Associate Managing Officers (Directeurs Généraux Délégués), and those employees of the Company or its subsidiaries whose employment grade is 14 or more (the “Participants”) under a new 2024-2027 Free Share Plan.

The purpose of this 2024-2027 Free Share Plan (the “2024 FSP”) is to provide a long-term incentive program for the Company’s senior leadership group. The 2024 FSP is combined with the grant of stock options under the 2024 Senior Leadership Group Stock Option Plan (“2024 SLG SOP”).

2.Purpose of these Terms and Conditions

The Terms and Conditions set forth herein aim at summarizing and complementing (i) the provisions set out in the Company’s Articles of Association that are relevant to the 2024 FSP, (ii) the resolutions adopted by the General Meeting of the Company’s shareholders on December 20, 2023, and (iii) the decisions made by the Board regarding the granting of free ordinary shares under the 2024 FSP (collectively, the “Constitutional Documents”). In the event of any discrepancy between the Constitutional Documents and these Terms and Conditions, the Constitutional Documents will prevail.

3.FS granting

3.1Allocations

The number of FS granted to each Participant under the 2024 FSP is set forth in the Board’s allocation decision.

The maximum number of FS granted by the Board cannot exceed 3% of the share capital of the Company as of the Grant Date (as defined in Section 3.2 below) or any legal threshold applicable as of the Grant Date.

3.2Tranches

Subject to the vesting conditions set forth below, the FS granted to a Participant under the 2024 FSP will vest in and be delivered to that Participant (“seront définitivement attribuées”) in three tranches.

Each tranche will amount to one third of the total individual allocation. If one third is not a whole number, the FS number will be rounded down for the first two tranches and rounded up for the third tranche.

The tranches will vest in the Participants as follows:
-First and second tranches: two (2) years after the date of the Board decision that initially granted the FS under the 2024 FSP (the “Grant Date”);
-Third Tranche: three (3) years after the Grant Date.

3.3Vesting conditions

Participants must continuously remain a corporate officer or employee (full time or not less than 80%) of the Company or a direct or indirect subsidiary of the Company until vesting of the FS granted under this 2024 FSP, subject to the retirement exception set forth below. If, for any reason other than retirement, the term of office of a corporate officer is not renewed upon its expiration and the Participant concerned is not otherwise employed (full time or not less than 80%) by the Company or a direct or indirect subsidiary of the Company immediately after that expiration, the shares already vested will be kept, but the unvested shares will be lost.

3.4Accelerated vesting after two years

If a Change of Control (as defined below) occurs not earlier than 2 years after the Grant Date, all tranches will vest immediately.

“Change of Control” means that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L. 233-3 of the French Commercial Code.

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3.5No compulsory holding period

Following FS vesting in accordance with these Terms and Conditions, and subject to Section 4 below, no compulsory FS holding period will be applicable to the Participants.

3.6Retirement

Participants who will retire in accordance with the age requirements of their applicable retirement regime before complete vesting of their FS under the 2024 FSP will remain entitled to a prorated amount of shares, for each unvested tranche, based on the period from the Grant Date until retirement, as compared to the total duration of the tranche in question; provided, however, that for purposes of this calculation, the duration of the first tranche will be deemed to be one year.

By way of example, a Participant retiring 6 months after the Grant Date will remain entitled to:
-50% of tranche 1;
-25% of tranche 2; and
-16.66% of tranche 3.

If the number of vested shares calculated in accordance with the above is not a whole number, it will be rounded down.

3.7Death

In accordance with Article L. 225-197-3 of the French Commercial Code, heirs can request the vesting of a Participant’s FS within six months after the death of that Participant.

3.8Change of Control occurring less than 2 years after the Grant Date

If a Change of Control takes place less than two years after the Grant Date, and Section III of Article L. 225-197-1 of the French Commercial Code does not apply, the 2024 FSP will be canceled and the Company will indemnify the Participants for the loss of unvested FS granted under this canceled plan, subject however to all required shareholder approvals where corporate officers are concerned. The gross amount of this indemnity will be calculated as though such FS had been vested upon the Change of Control. The conditions and limitations set forth in these Terms and Conditions will apply to this calculation, mutatis mutandis.

4.Additional provisions

As decided by the Company’s Board of Directors, and in compliance with Article L. 225-185 of the French Commercial Code where applicable, the CEO (Directeur Général), the Associate Managing Officers (Directeurs Généraux Délégués) and each of the other members of the Executive Committee must keep not less than 20% of the FS vested under the 2024 FSP until termination of both his/her Executive Committee membership and (as applicable) his/her corporate office.

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